



Amer Sports Corporation

STOCK EXCHANGE RELEASE
December 28, 2005 at 12.00 pm

WILSON GOLF RESTRUCTURES ITS GLOBAL ORGANIZATION

Wilson Golf is restructuring its global organization to boost it's operational efficiency and reduce costs. Wilson Golf is part of Amer Sports Corporation's subsidiary Wilson Sporting Goods Co.

The restructuring includes changes in senior management as well as reductions in sales and administration. In the United States, a distribution strategy focusing more closely on leading accounts in all channels will be implemented. Other measures include an increase in Far East sourcing and a gradual downsizing of golf ball factory in Humboldt, Tennessee, USA. An immediate effect of these changes is a worldwide reduction of about 70 staff positions.

The reorganization measures are expected to provide annual operating savings of 9 million euros, with the full impact in 2007. The restructuring costs are estimated to total 4 million euros. Amer Sports' earnings per share in 2005 are estimated to amount to EUR 0.90-1.00 as previously announced.

Mr Tim Clarke, a golf industry veteran who has been with Wilson for 9 years, has been named General Manager of Wilson Golf. He will replace Mr Angus Moir who is no longer with the company.

"With a focused R&D, sales and marketing approach, especially in the United States, we will concentrate on profitable growth. Wilson stands for performance and innovation, from our premier line to our recreational products," says Tim Clarke. "We're focusing our commitment on those customers who best support our brand."

For further information, please contact:
Mr Pekka Paalanne, Senior Vice President & CFO, Amer Sports, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.